FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a -16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of January 2004

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated January 7, 2004, announcing that Registrant will supply a hub and 300 VSATs of its SkyBlaster 360 broadband platform to China’s Central Agriculture Broadcast and Television School (CABTS).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Yaron Suher —————————————— Yaron Suher VP Financial Planning & Treasury

Dated: January 8, 2004

Jan 07, 2004

Gilat Enters Large Chinese Agricultural Market with Supply of hub and 300 SkyBlaster* 360 VSATs to Central Agriculture Broadcast and Television School (CABTS)
The distance education project was initiated during the SARS outbreak as a result of the need to quickly deliver health education to farmers in rural areas

Petah Tikva, Israel, January 7, 2004 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF) announced today that it will supply a hub and 300 Very Small Aperture Terminals (VSATs) of its popular SkyBlaster* 360 broadband platform, to China’s Central Agriculture Broadcast and Television School (CABTS). CABTS has been nominated by the Chinese Ministry of Agriculture to run the National Farmers’ Science and Technology Training Center and has established the China Distance Education Network. CABTS will use the VSAT technology to provide interactive distance-learning applications to its municipal schools.

The outbreak of SARS epidemic raised the need to quickly deliver health education to farmers throughout the massive regions of China in order to prevent the spread of the deadly disease. Gilat, which has considerable experience in implementing rural satellite-based VSAT networks in China, is providing CABTS with a network consisting of a hub and 300 VSAT terminals, of which part of the equipment will be donated, in order to expand the current Interactive Distance Learning (IDL) education network already in use by CABTS.

CABTS was established in 1980. Since that time it has become one of the largest agriculture distance education schools in the world, with 38 provincial schools, 330 municipal schools, 2,408 county branch schools and 23,000 township classes, employing over 50,000 school staff. In 2000, CABTS implemented the China Distance Education Network using computers and two-way VSATs to link 54 Interactive Distance Learning stations to its provincial schools. The current initiative expands that project.

Mr. Zeng Yi Chun, President of CABTS said, “This project will improve the level of agriculture distance education technology in China. It also will enable us to utilize our experience using two-way VSATs for interactive distance learning and to facilitate the dissemination of important information to the farmer population in rural China during times of crisis. It will play a significant role in promoting farmer education and training in rural China.”

Avi Shabtai, Gilat’s General Sales Manager for China, said, “This is not the first time Gilat equipment has been deployed in China for rural applications where the flow of information is crucial. Gilat’s rural telephony equipment has been installed in thousands of villages in the rural regions of Xingjiang and Tibet enabling local residents to communicate with the Provinces’ central locations. There is considerable opportunity to expand these services to other regions of the country, especially in the agricultural market.”

Continued Shabtai, “When the SARS epidemic broke out, the farmers in the rural areas of China became very vulnerable. Gilat is pleased to be assisting CABTS, an organization that has already demonstrated proven ability to deliver distance education to where it is really needed, in its efforts to deliver education to farmers using modern distance education technology.”

Gilat has several important VSAT networks already operating in China. The Company was the first to sign an over 1,000-site large-scale rural telephony network in Xingjiang Province as well as a 1,300-site network in Tibet. In addition the Company’s VSAT networks support flood monitoring and control for the Water Resource Ministry and monitor seismological movement that could lead to earthquakes for the Chinese Seismological Bureau. Additional networks have been deployed to deliver data applications, postal services, data-collection, and distance learning for a variety of Chinese companies.

The SkyBlaster 360* is an interactive satellite networking solution designed for IP applications. It combines industry-standard Digital Video Broadcast (DVB) technology with Gilat’s inbound satellite access technology to provide high-performance, cost-effective, two-way connectivity for a wide array of content delivery and other multicast and interactive applications, including high-quality video conferencing. The SkyBlaster 360‘s broadband satellite platform provides content delivery speeds capable of scaling up to 52.5 Mbps, with a high-speed, always-on 153 kbps satellite return channel.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation (RSTRC), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with nearly 400,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 70 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Gilat is a joint venture partner with SES GLOBAL, and Alcatel Space and SkyBridge LP, subsidiaries of Alcatel, in SATLYNX, a provider of two-way satellite broadband services in Europe. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com.

(*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Inquiries:
Tim Perrott
Tel: +1703-848-1515

Gilat Media Contact:
Barry Spielman,
Director Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com